UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Golden Phoenix Minerals, Inc.

File No. 000-22905 - CF#27679

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Golden Phoenix Minerals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 21, 2011, as amended on March 19, 2012 and on April 23, 2012.

Based on representations by Golden Phoenix Minerals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through August 30, 2013
Exhibit 10.10	through August 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel